UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 0-24600
                           NOTIFICATION OF LATE FILING

(Check One):      [X] Form 10-K    [_] Form 20-F    [_] Form 11-K
                  [_] Form 10-Q    [_] Form N-SAR    [_] Form N-CSR

                  For Period Ended:  December 31, 2006

         [_]      Transition Report on Form 10-K
         [_]      Transition Report on Form 20-F
         [_]      Transition Report on Form 11-K
         [_]      Transition Report on Form 10-Q
         [_]      Transition Report on Form N-SAR
                  For the Transition Period Ended:  _________________________

  Read Instruction (on back page) Before Preparing Form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Secured Income L.P.
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Full Name of Registrant


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Former Name if Applicable

340 Pemberwick Road
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Address of Principal Executive Office (Street and Number)

Greenwich, CT  06831
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City, State and Zip Code

PART II - RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]   [ ]         (a)   The reasons  described in reasonable  detail in Part III
                        of  this   form   could   not  be   eliminated   without
                        unreasonable effort or expense;

[X]   [ ]         (b)   The   subject   annual   report,   semi-annual   report,
                        transition  report on Form 10-K,  Form 20-F,  Form 11-K,
                        Form N-SAR or Form  N-CSR,  or portion  thereof  will be
                        filed on or before the 15th  calendar day  following the
                        prescribed due date; or the subject  quarterly report or
                        transition  report on Form 10-Q or subject  distribution
                        report on Form 10-D, or portion thereof will be filed on
                        or  before  the  fifth   calendar  day   following   the
                        prescribed  due date;  and

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[ ]   [ ]         (c)   The accountant's statement or other exhibit required by
                        Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

      State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      Additional information is needed from the Operating Partnerships prior to filing the Form 10-K for the period ended December 31, 2006.

      The Registrant believes at this time that its Form 10-K will be filed within the grace period provided for under Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Neal Ludeke               203                   869-0900
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        (Name)               (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               Secured Income L.P.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 2, 2007     By:   Neal Ludeke
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                        Name:   Neal Ludeke
                        Title:  Chief  Financial  Officer of Wilder Richman
                                Resources Corporation,  a General Partner
                                of the Registrant

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

           Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

         1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

         2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

         3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

         4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

         5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter) .

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                                  ATTACHMENT I

Based on data provided by the Operating Partnerships, the preliminary net income of Registrant increased by approximately $57,700,000 for the year ended December 31, 2006 as compared to the year ended December 31, 2005, resulting primarily from the sale of The Westmont, the operating complex owned by the Columbia Partnership in July 2006. Such sale resulted in a gain of approximately $66,900,000, of which approximately $10,000,000 is being allocated to the minority interest owners.


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